April 21, 2015

Via EDGAR

Michelle Roberts
Senior Attorney
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Pivot Series Variable Annuity SM
Post-Effective Amendment on Form N-4 number 194
File Numbers 333-197214, 811-02091

Dear Ms. Roberts:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on April 1, 2015, with respect to the Post-Effective Amendment No. 1, which was filed on February 18, 2015, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a post-effective amendment that will be filed with the Commission.

GENERAL COMMENT

General Comment 1. Please include a Tandy Representation in correspondence to the Staff.

Response: Registrant has included a Tandy Representation at the bottom of this letter.

COMMENT ON THE PROSPECTUS

Comment 1. “Summary” Section (and other sections)

When including the following (or similar) statement, please define “qualified funds:”

If you are using qualified funds to purchase the Pivot Series Variable Annuity, the Return of Premium Death Benefit or the Annual Step-Up Death Benefit must be elected.

Response: In order to simplify the language, Registrant has deleted the above sentence and replaced it with the following:

“If you are purchasing the Pivot Series Variable Annuity as an Individual Retirement Annuity (IRA), as defined in Internal Revenue Code Sections 408(b)(k)(p) and 408A, the Return of Premium Death Benefit or the Annual Step-Up Death Benefit must be elected. If a pension trust as described in Section 401(a) of the Internal Revenue Code is purchasing the Pivot Series Variable Annuity, the Return of Premium Death Benefit or the Annual Step-Up Death Benefit must be elected.”

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct all comments and questions regarding this filing to the undersigned.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com